Exhibit 99.1

INX Reports Q2 2021 Cumulative Adjusted Operating Cash Flow and

Pro Rata Portion of the Distributable Amount per INX Token

New York, August 31, 2021 - INX Limited today announced the calculation of its cumulative Adjusted Operating Cash Flow as of June 30, 2021 and the pro rata portion of the Distributable Amount per INX Token.

(U.S. Dollars in thousands except as otherwise indicated)
Cumulative Adjusted Operating Cash Flow as of December 31, 2020	(12,419)

Less: Net cash used in operating activities in the six months ended June 30, 2021	(12,373)

Less: $0 in cumulative Adjusted Operating Cash Flow as of December 31, 2019 that formed the basis of distribution paid to INX Token holders on April 30, 2020 (there was no distribution)	-

Plus: Gross proceeds from INX Tokens in the six months ended June 30, 2021 (*) Gross	82,837

Less: Gross proceeds from initial sale of INX Tokens in the six months ended June 30, 2021	(82,837)

Cumulative Adjusted Operating Cash Flow as of June 30, 2021	(24,792)

Distributable Amount	0

Outstanding INX Tokens (as of August 18, 2021)
123,565,119
Pro Rata Portion of the Distributable Amount per INX Token	0

These calculations are based on unaudited quarterly results of operations of the INX Limited and its subsidiaries.

On July 28, 2021, the Company listed the INX Token on its INX Securities trading platform. Since then, the security token market has reached a $1 billion market cap for the first time. The INX Token has achieved a market cap of $320M or almost 30% of the total market cap for security tokens, which is the highest amongst security tokens. Moreover, the INX Securities platform volumes are amongst the highest in the industry. Within the market of security token trading platforms, the INX Securities platform has a total market share of nearly 50%. In addition, INX recently announced it has reduced the trading fees on the INX Securities platform to only 0.2% for all digital securities listed, down from the previous 2.5% commission.

Subject to the conditions described in the INX Token Purchase Agreement, commencing in calendar year 2021, each INX Token held by parties other than the Company, shall entitle its holder to receive a pro rata portion of an aggregate amount which equals 40% of INX Limited’s cumulative Adjusted Operating Cash Flow, net of Adjusted Operating Cash Flows that have already formed a basis for a prior distribution (such amount, the “Distributable Amount”).

The distribution to holders of the INX Tokens will be based on a final calculation of our cumulative Adjusted Operating Cash Flow and the pro rata portion of the Distributable Amount per INX Token. These final calculations will be provided at the same time that we file our annual report containing our audited financial statements, which may be provided up to 120 days after the last day of our fiscal year (December 31). We will publicly disclose the final calculations by filing such information on a Form 6-K, including such information within our Form 20-F or other annual report, issuing a press release and including the information on our website.

The distribution to INX Token Holders is a contractual obligation of the Company and a right of each INX Token holder of record as of March 31 of a year following a year end for which there was positive cumulative Adjusted Operating Cash Flow. However, the pro rata distribution of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our board of directors approve the Company’s financial statements and calculate such distribution in good faith. Further, although the annual calculation of our cumulative Adjusted Operating Cash Flow will be based on information provided in the audited consolidated financial statements of INX Limited and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to token holders will be audited at the time of any distribution.

About INX:

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.